WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE

NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

September 16, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on September 13, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

dw 9/20

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 043254

All relevant boxes should be completed in block capital letters.

1. Name of company **MARKS AND SPENCER GROUP PLC**	**2.** Name of director **STEVEN HOLLIDAY**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest In respect of 2 above	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) Steven Holliday
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	**6.** Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary Acquisition

7. Number of shares/amount of stock acquired 2,500 shares	**8.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) De minimis	**9.** Number of shares/amount of stock disposed N/A	**10.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A
11. Class of security Ordinary shares of 25p each	**12.** Price per share 353.45p	**13.** Date of transaction 10 September 2004	**14.** Date company informed 10 September 2004

15. Total holding following this notification 2,500 shares	**16.** Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) De minimis

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	**18.** Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	**20.** Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	**22.** Total number of shares or debentures over which options held following this notification
23. Any additional information	**24.** Name of contact and telephone number for queries SUE SADLER TEL. 020 7268 8642

25. Name and signature of authorised company official responsible for making this notification HELEN BAKER, ASSISTANT COMPANY SECRETARY Date of notification: 13 September 2004

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